Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the following selected consolidated statement of operations data set forth below for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, and the selected consolidated balance sheet data as of December 31, 2003, 2004, 2005, 2006 and 2007, from our audited consolidated financial statements. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We derived the following selected consolidated statement of operations data for the six months ended June 30, 2007 and 2008, and the selected consolidated balance sheet data as of June 30, 2007 and 2008, from our unaudited consolidated financial statements which, in our opinion, include all necessary adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation of our results of operations and financial position for such periods and as of such dates.

The following selected consolidated financial data should be read together with our consolidated financial statements and notes to our consolidated financial statements contained herein and in our annual reports previously filed with the Securities and Exchange Commission on Form 20-F, as well as the discussion of our financial condition and results of operations under the heading “Operating and Financial Review and Prospects” included in this report and such annual reports. Our historical results are not necessarily indicative of any results to be expected in any future period.

	Year Ended December 31,					UNAUDITED Six Months Ended June 30,
	2003	2004	2005	2006	2007	2007	2008

Statement of Income Data
(in thousands):
Revenues:
Products	$33,831	$21,670	$25,317	$27,554	$25,722	$12,351	$17,428
Services	12,036	16,128	17,909	18,560	20,195	9,631	9,905

Total revenues	45,867	37,798	43,226	46,114	45,917	21,982	27,333
Cost of revenues:
Products	29,619	16,645	13,015	14,783	12,504	5,925	8,238
Services	6,368	9,719	9,203	9,571	8,545	4,343	3,845

Impairment of capitalized software	5,864	3,597	177	-	-	-	-

Total cost of revenues	41,851	29,961	22,395	24,354	21,049	10,268	12,083

Gross profit	4,016	7,837	20,831	21,760	24,868	11,714	15,250
Operating expenses:
Research and
development, net	10,318	10,744	9,136	9,578	9,433	4,345	5,950
Selling and marketing,
net	19,465	19,220	11,977	10,214	7,857	3,503	4,980
General and administra-
tive	6,333	6,636	6,325	6,679	6,952	4,241	3,316
Goodwill write-off	1,052	-	-	-	-	-	-
Allowance for doubtful
accounts and bad debt
write-off	177	(50)	-	-	-	-	-

Total operating expenses	37,345	36,550	27,438	26,471	24,242	12,089	14,246

Operating income (loss)	(33,329)	(28,713)	(6,607)	(4,711)	626	(375)	1,004
Other income	-	-	-	150	33	33	-
Financial income, net	2,793	1,326	153	662	2,150	1,019	382

Income (loss) before tax	(30,536)	(27,387)	(6,454)	(3,899)	2,809	677	1,386
Tax expenses (income)	(456)	2,107	624	(96)	(87)	(137)	254

Net profit (loss)	$(30,080)	$(29,494)	$(7,078)	$(3,803)	$2,896	$814	$1,132
Deemed dividend associated
with Beneficial Conversion
feature of Preferred Shares	-	-	(1,981)	-	-	-	-
Net profit (loss)	$(30,080)	$(29,494)	$(9,059)	$(3,803)	$2,896	$814	$1,132
Net profit (loss) attributed
to preferred shares	-	-	$(3,129)	$(764)	$449	$126	$176
Net profit (loss) attributed
to ordinary shares	$(30,080)	$(29,494)	$(5,930)	$(3,039)	$2,447	$688	$956

Basic net earnings (loss)
per share	$(2.53)	$(2.48)	$(0.72)	$(0.20)	$0.15	$0.04	$0.06

Diluted net earnings (loss)
per share	$(2.53)	$(2.48)	$(0.72)	$(0.20)	$0.15	$0.04	$0.06

Weighted average number of
shares used in computing:

Basic net earnings (loss)
per share	11,872,052	11,872,941	12,577,392	15,075,881	16,001,148	16,000,431	16,003,158

Diluted net earnings (loss)
per share	11,872,052	11,872,941	12,577,392	15,075,881	16,121,989	16,098,958	16,003,158

	Year Ended December 31,					UNAUDITED June 30,
	2003	2004	2005	2006	2007	2007	2008

Balance Sheet Data
(in thousands):
Cash and cash equivalents	$13,901	$5,472	$18,034	$31,410	$33,408	$27,877	$26,934
Short term bank deposits	4,365	2,372	1,973	984	98	2,215	-
Marketable securities	15,767	12,626	15,713	-	-	-	-
Working capital	38,570	16,806	23,613	24,462	30,519	25,498	29,532
Total assets	76,606	46,497	55,851	53,585	58,594	50,769	58,136
Shareholders' equity	55,789	26,293	32,443	30,495	33,436	31,332	34,640

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

The following discussion of our consolidated financial condition and consolidated results of operations should be read together with our consolidated financial statements and notes to our consolidated financial statements contained herein and in our annual reports previously filed with the Securities and Exchange Commission on Form 20-F, as well as the discussion of our financial condition and results of operations under the heading “Operating and Financial Review and Prospects” included in such annual reports. This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under “Risk factors” in our annual report on Form 20-F for the year ended December 31, 2007 our actual results may differ materially from those anticipated in these forward- looking statements.

The following table sets forth certain items from our results of operations as a percentage of total revenues for the periods indicated:

	Six Months Ended June 30,
	2007	2008

Revenues:
Product	56%	64%
Service	44%	36%

Total revenues	100%	100%
Cost of revenues:
Product	27%	30%
Service	20%	14%
Total cost of revenues	47%	44%

Gross profit	53%	56%
Operating expenses:
Research and development, net	20%	22%
Selling and marketing	16%	18%
General and administrative	19%	12%

Total operating expenses	55%	52%

Operating income(loss)	(2)%	4%
Other income	0%	0%
Financial income, net	5%	1%

Income before Tax	3%	5%
Tax expenses (income)	(1)%	1%

Net Income	4%	4%

Net Income attributed to preffered shares	1%	1%

Net Income attributed to ordinary shares	3%	3%

	Six Months Ended June 30,
	2007	2008

Sales by Geographic Area:
Israel	8%	9%
United States	35%	33%
Europe	34%	40%
Australia	6%	5%
South America	6%	3%
Far East	5%	8%
South Africa	6%	2%

	100%	100%

Comparison of Six Months Ended June 30, 2007 and Six Months Ended June 30, 2008

Revenues

($ in millions)	Six Months Ended June 30,		% Change Six Months Ended June 30, 2008 vs. 2007
	2007	2008

Product sales	$12.4	$17.4	40%
Services	9.6	9.9	3%
Total Revenues	22.0	27.3	24%

Product sales revenues consist primarily of product revenues, which include license fees and fees for professional services required to customize, implement and integrate our products and commissions from hardware vendors. Service revenues include primarily fees for maintenance and customer support.

The increase in our product revenues for the six months ended June 30, 2008 compared to the six months ended June 30, 2007 was primarily due to our efforts to improve our sales process and our sales to a new major client – France Telecom.

Cost of Revenues

($ in millions)	Six Months Ended June 30,		% Change Six Months Ended June 30, 2008 vs. 2007
	2007	2008

Cost of product sales	$5.9	$8.2	39%
Cost of services	4.4	3.9	(11)%
Total cost of revenues	10.3	12.1	17%

Cost of product revenues consists primarily of labor costs relating to customization, integration and installation of our products, license fees paid to third party vendors, depreciation of equipment, other allocated expenses.

Cost of service revenues consists primarily of personnel costs for providing maintenance services, fees paid to third-party providers of maintenance services, personnel costs for telephone support and maintenance and other allocated expenses.

Cost of product revenues increased by 39% to $8.2 million in the six months ended June 30, 2008, from $5.9 million in the six months ended June 30, 2007. This increase was mainly due to the increase of sales and the increased expenses associated with the U.S. dollar’s weakness compared to the NIS. Because a substantial portion of our expenses is incurred in NIS, the recent devaluation of the dollar against the NIS resulted in an increase in the dollar cost of our operations in Israel.

Cost of services decreased by 11% to $3.9 million in the six months ended June 30, 2008, from $4.4 million in the six months ended June 30, 2007. This decrease was mainly due to our efforts to improve our efficiency and due to better mix of contracts.

Gross Profit

($ in millions)	Six Months Ended June 30,		% Change Six Months Ended June 30, 2008 vs. 2007
	2007	2008

Product Sales	$6.5	$9.2	42%
Services	5.2	6.0	15%
Total gross profit	11.7	15.2	30%

Gross profit as a percentage of revenues

	Six Months Ended June 30,
	2007	2008

Product sales	52%	53%
Services	54%	61%
Total gross profit	53%	56%

Total gross profit increased by 56% in the six months ended June 30, 2008 from 53% in the six months ended June 30, 2007. The increase was due to the improvement in the execution process of our contracts.

Operating Expenses

($ in millions)	Six Months Ended June 30,		% Change Six Months Ended June 30, 2008 vs. 2007
	2007	2008

Research and development	$4.4	$5.9	34%
Selling and marketing	3.5	5.0	43%
General and administrative	4.2	3.3	(21)%
Total operating expenses	12.1	14.2	17%

Research and Development Expenses. Research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, subcontractors and other related costs.

Research and development expenditures increased by 34% to $5.9 million in the six months ended June 30, 2008, from $4.4 million in the six months ended June 30, 2007. This increase was mainly due to increased expenses associated with the dollar’s weakness compared to the NIS.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personnel, as well as promotion of contract administration, traveling and entertainment expenses. Selling and marketing expenses were 18% of total revenues in the six months ended June 30, 2008, compared to 16% of total revenues in the six months ended June 30, 2007. This increase was primarily due to our efforts to increase our market presence in Russia and India.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, networks and information systems, personnel, as well as insurance, consultancy services expenses, and other expenses. General and administrative expenses decreased by 21% to $3.3 million in the six months ended June 30, 2008, from $4.2 million in the six months ended June 30, 2007. The decrease was primarily due to the decrease in our legal expenses associated to our lawsuit against Hutchison UK.

Financial Income, Net. Financial income consists primarily of interest derived from cash and cash equivalents, short-term investments and foreign currency translation adjustments. Our financial income decreased to $0.4 million for the six months ended June 30, 2008, from $1.0 million for the six months ended June 30, 2007. The decrease in our financial income was primarily due to the fluctuation of the US dollar against the NIS and the Euro.

Quarterly Results of Operations

The following tables set forth certain unaudited quarterly financial data for each of the quarters ended March 31 and June 30 2008, and this data is expressed as a percentage of total revenues for each quarter. The data have been prepared on a consistent basis with our unaudited consolidated financial statements included elsewhere herein and include all necessary adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation of our results of operations for such quarters. The operating results for any quarter are not necessarily indicative of results for any future period.

	UNAUDITED Quarters Ended
(In thousands)	March 31,	June 30,
	2008	2008

Revenues:
Products	$8,462	$8,966
Services	4,587	5,318

Total revenues	13,049	14,284
Cost of revenues:
Products	3,821	4,417
Services	1,970	1,875

Total cost of revenues	5,791	6,292

Gross profit	7,258	7,992

Operating expenses:

Research and development, net	3,002	2,948
Selling and marketing	2,420	2,560
General and administrative	1,363	1,953

Total operating expenses	6,785	7,461

Operating Income	473	531
Financial income (expenses), net	577	(195)

Income before income taxes	1,050	336
Taxes	178	76

Net Income	872	260

Net Income attributed to preffered shares	136	40
Net Income attributed to ordinary shares	736	220
Basic net earnings per share attributed to
ordinary shareholders	$0.05	$0.01
Diluted net earnings per share attributed to
ordinary shareholders	$0.05	$0.01

	Quarters Ended
	Mar. 31, 2008	June 30, 2008

Revenues:
Products	65%	63%
Services	35%	37%
Total revenues	100%	100%
Cost of revenues:
Products	29%	31%
Services	15%	13%
Total cost of revenues	44%	44%
Gross profit	56%	56%
Operating expenses:
Research and development, net	23%	20%
Selling and marketing	19%	18%
General and administrative	10%	14%
Total operating expenses	52%	52%
Operating Income	4%	4%
Financial income (expenses), net	4%	(1)%
Income before income taxes	8%	3%

Taxes	1%	1%
Net income	7%	2%

Net Income attributed to preffered shares	1%	0%
Net Income attributed to ordinary shares	6%	2%

B.	Liquidity and Capital Resources

We had cash and cash equivalents, short-term and long-term bank deposits of $26.9 million as of June 30, 2008, compared to $30.2 million as of June 30, 2007.

An amount of $3.0 million was used in our operating activities in the six months ended June 30, 2008, compared to an amount of $1.7 million that was used in operating activities in the six months ended June 30, 2007. We had $26.9 million net cash and cash equivalents as of June 30, 2008 and $27.9 million net cash and cash equivalents as of June 30, 2007.

Our capital expenditures were $2.6 million for the six months ended June 30, 2008, compared to $0.9 million for the six months ended June 30, 2007. This increase was primarily due to our expenditure related to our new facilities in Rosh Ha’ayin.

We do not have any off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. We may be subject to concentrations of credit risk from financial instruments, consisting principally of cash and cash equivalents, short-term bank deposits and trade and unbilled receivables. We invest our cash and cash equivalents mainly in US$ deposits with major Israeli and U.S. banks. We believe that the financial institutions that hold our investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

In January 2005, we issued 6,636,389 Series A Convertible Preferred Shares to investors in a private placement transaction, at a price per share of $2.20, for an aggregate investment of approximately $14.6 million (gross). We also issued to the investors in the private placement transaction warrants to purchase the number of ordinary shares equal to 40% of the number of Series A Preferred Shares purchased by them, exercisable for a period of six years, at an exercise price per share of $2.50.

Our management believes our cash and cash equivalents reserve, including the proceeds from the above mentioned private placement, as well as cash flow from our operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the twelve months ending June 30, 2009. However, if we carry out acquisitions of other companies or new technologies by paying cash, there may be a need to raise additional capital by issuing debt or equity during the twelve months ended June 30, 2009.